UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 8, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•             BASE Acquires Allo Telecom Store Chain, dated August 6, 2007.

Press release

BASE Acquires Allo Telecom Store Chain	Date
6 August 2007

Number
057pe

Belgian mobile operator BASE, a 100% subsidiary of KPN, has acquired the store chain Allo Telecom. The chain owns 51 stores with a strong presence in Wallonia, the Southern part of Belgium, and is also very active in targeting the SoHo and SME segments. As such, the acquisition of Allo Telecom represents a significant extension and strong improvement in BASE’s distribution capabilities, especially outside Flanders.

Allo Telecom has 120 employees and will remain a separate entity, independent to BASE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: August 8, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel